September 28, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attention: Inessa Berenbaum

Re: 8x8, Inc.
    Form 10-K for Fiscal Year Ended March 31, 2005
    Filed June 14, 2005

    Form 10-Q for Fiscal Quarter Ended June 30, 2005
    File #0-21783

Ladies and Gentlemen:

This letter is in response to your letter dated September 15, 2005 setting forth the comments of the staff of the Securities and Exchange Commission (the "Staff") regarding the Form 10-K for the fiscal year ended March 31, 2005 and the Form 10-Q for the fiscal quarter ended June 30, 2005 filed by 8x8, Inc. For your convenience we have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "8x8," "the Company," "our" or "us" mean 8x8, Inc.

In connection with our responses to the Staff's comments, we acknowledge the following:

1. 8x8 is responsible for the adequacy and accuracy of the disclosures in the filings;

2. Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

3. 8x8 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9. Commitments and Contingencies

Legal Proceedings
  We note your response to comment 4 and your reference to your response to comment 2, however you have not told us or disclosed in your Form 10-Q for the quarter ended June 30, 2005 the amount of your reserved loss contingency or the nature of such contingency related to "royalty reserves." In addition, please note that paragraph 10 of SFAS 5 requires disclosure even if no accrual has been made when there is at least a reasonable possibility that a loss may have been incurred. As requested in our previous comment 4 please tell us and disclose all your reserved contingencies and any contingency in which it is reasonably possible that a loss may have been incurred in accordance with paragraph 10 of SFAS 5.

  As of June 30, 2005, we had accrued $271,000 of reserves for royalty exposures. As noted in our response letter dated August 10, 2005, we record reserves for royalty exposures, which we believe satisfy the criteria of paragraph 8 of SFAS No. 5. There has been substantial litigation in the communications, semiconductor, electronics, and related industries regarding intellectual property rights, and third parties claim infringement by us of their intellectual property rights. We have had experience where third parties have asserted patents against us or our customers. We believe that it is probable that we will be required to pay a royalty and the amount can be reasonably estimated. The amount reserved is based on published royalty rates computed on the quantity of units shipped.

  We had not identified any other contingencies under SFAS No. 5 for which it is at least reasonably possible that a loss may have been incurred.

  We did not disclose the royalty reserve contingency in our Form 10-Q for the quarter ended June 30, 2005 because we did not consider the reserved amount or the exposure to be material to our financial statements as of June 30, 2005. We evaluate the significance of the reserve amount on a quarterly basis, and will disclose the contingency and related amount when we believe it is material to our financial statements.

Item 9A. Controls and Procedures
  We note your disclosure that your disclosure controls and procedures are "effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Please confirm and clarify in future filings that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act.

  We confirm that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. In future filings, commencing with our Form 10-Q for the quarter ending September 30, 2005, we will include this statement in Item 4.

Exhibit 31.1

Exhibit 31.2
  We note that the certifications do not comply with the requirement to provide the portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). The amended language must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Please revise accordingly. See SEC Release No. 33-8392 (Feb. 24, 2004), which is available on our internet site at http://www.sec.gov/rules/final/33-8392.htm. Please note that you must re-file your entire Form 10-K with your amended certifications.

  We acknowledge that the certifications filed as Exhibits 31.1 and 31.2 did not include the required language in paragraph 4. As soon as our independent registered public accounting firm completes their update procedures and issues the required consent, we will re-file our fiscal 2005 Form 10-K, including the revised Exhibits 31.1 and 31.2. We will notify the Staff when we complete the re-filing.

Form 10-Q for the fiscal quarter ended June 30, 2005

Item 4. Controls and Procedures
  We refer to your statement that states "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." If you include this statement in future filings, please also include a statement, if true, that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired control objectives. See Section II.F.4 of SEC Release No. 33-8238 (June 5, 2003) available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We confirm that our disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching our desired control objectives. In future filings, commencing with our Form 10-Q for the quarter ending September 30, 2005, we will include this statement in Item 4.

Should the Staff have any additional comments or questions, please direct such questions to the undersigned by telephone at (408) 654-0924 or by fax at (408) 654-3322.

Very truly yours,

8X8, INC.

By: /s/ James Sullivan
James Sullivan
Chief Financial Officer

cc: 8x8, Inc.
    Bryan R. Martin